October 9, 2006

Jeffrey Gordon

Staff Accountant

United States Securities and Exchange Commission

Washington, DC  20549

RE:	Comfort Systems USA, Inc.
Form 10-K for the fiscal year ended December 31, 2005
Form 10-Q for the periods ended March 31, 2006 and June 30, 2006

File No. 1-13011

Dear Mr. Gordon:

The following is a response to the items included in your comment letter dated October 3, 2006.

Form 10-K for the fiscal year ended December 31, 2005

General

1.     Comment – Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like.  With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings.

Response – We acknowledge this request and have provided the additional disclosures or other revisions in this letter, as applicable.

Financial Statements

Note 5 – Goodwill, page 58

2.     Comment – You recorded a goodwill impairment charge of $33.9 million in 2005 and disclose that it “resulted from [your] estimation that the operating environment, conditions and performance of certain of [your] entities could no longer support the goodwill balances associated with them.”  Please enhance your disclosure to more clearly describe the facts and circumstances that led to your goodwill impairment charge.  See paragraph 47(a) of SFAS 142.

Response –  In future filings, we will expand our disclosure as follows:

“The Company recorded goodwill impairment charges of $2.7 million, $0.6 million and $33.9 million in operating results during the fourth quarters of 2003, 2004 and 2005, respectively.  The Company recorded an additional impairment charge of $2.7 million in 2004 related to operations that were subsequently discontinued in 2005.  This impairment charge is reflected in the operating income (loss) associated with discontinued operations.  The impairment charges during 2003 primarily resulted from changes in operating plans that were identified in the fourth quarter of 2003 for certain of the Company’s reporting units as part of our annual budgeting and business planning process.  The impairment charges during 2004 related to declines in value of certain reporting units due to performance and economic conditions in these units’ markets.  During 2005, the Company experienced modest revenue growth and improved profitability due to increased industry activity and favorable market conditions.  However, the revenue, operating profits and cash flows for certain reporting units were lower than expected despite these favorable market conditions.  Primarily based upon this trend, the revenue, earnings and cash flow projections for certain reporting units were revised downward for the next several years as compared to previous projections.  As a result, an impairment charge of $33.9 million was recognized in 2005 for these reporting units.”

Item 9A – Controls and Procedures, page 79

3.     Comment – We note that you define disclosure controls and procedures as those controls and procedures that “are effective at the reasonable assurance level to ensure that information required to be disclosed by [you] in reports that [you] file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported in accordance with and within the time periods specified in Securities and Exchange Commission rules and forms.”  This is an incomplete definition of disclosure controls and procedures per Exchange Act Rules 13a-15(e) and 15d-15(e).  Please revise your definition to clarify that disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.  Alternatively, you may simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be.

Response – We confirm that our disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer to allow timely decisions regarding required disclosure.  We will include the following disclosure in future filings:

“Based on an evaluation of our disclosure controls and procedures (as required by Rules 13a–15(b) of the Securities Exchange Act of 1934), our Chief Executive Officer, William F. Murdy, and our Chief Financial Officer, William George, have concluded that our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934) are effective as of the end of the period covered by this report.”

Form 10-Q for the period ended June 30, 2006

4. Comment – You currently disclose here, as well as in your Form 10-Q for the period ended March 31, 2006, that you carried out an evaluation of the effectiveness of the design and operation of your disclosure controls and procedures as of the end of the most recent fiscal year.  Please perform an evaluation of the effectiveness of the design and operation of your disclosure controls and procedures as of the end of the period covered by your reports.  See Item 307 of Regulation S-K.  Please amend your 2006 Forms 10-Q to include the results of these evaluations.  In doing so, please refile the Forms 10-Q in their entirety, along with updated certifications.

Response – Our disclosure controls and procedures were effective as of March 31, 2006 and June 30, 2006 and the evaluations were performed as of the end of each of the respective periods.  The incorrect wording in our Forms 10-Q resulted from an oversight during the preparation of the reports.  Since we will be filing our 3rd quarter 10-Q on or prior to November 9, 2006, we respectfully request that we would be allowed to include the following disclosure in that Form 10-Q in lieu of amending our previous 2006 Forms 10-Q:

“Based on an evaluation of our disclosure controls and procedures (as required by Rule 13a-15(b) of the Securities Exchange Act of 1934), our Chief Executive Officer, William F. Murdy, and our Chief Financial Officer, William George, have concluded that our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934) are effective as of March 31, 2006, June 30, 2006 and as of the end of the period covered by this report.

There have not been any changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15(d)-15(f) under the Securities Exchange Act of 1934) during the fiscal quarters ended March 31, 2006, June 30, 2006 or September 30, 2006 that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.”

Conclusion

In connection with responding to these comments, the Company acknowledges that:

•                                          The Company is responsible for the adequacy and accuracy of the disclosure in our filings;

•                                          Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that our responses adequately address the items noted in your comment letter.  We would be happy to discuss these items in further detail.  Please do not hesitate to contact me at (713) 830-9650.

Very truly yours,

William George
Executive Vice President – Chief Financial Officer

c.	Franklin Myers – Chairman of the Audit Committee of the Board of Directors
William F. Murdy – Chairman and Chief Executive Officer
Trent McKenna – General Counsel
Julie S. Shaeff – Senior Vice President and Chief Accounting Officer